Duquesne Light Exhibit 12.1

Duquesne Light Company and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(Dollar Amounts in Millions)

	Nine Months Ended September 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
FIXED CHARGES:
Interest on long-term debt	$36.5	$52.6	$60.1	$71.2	$76.9	$75.8
Other interest	1.1	2.2	0.7	3.1	4.8	1.3
Company obligated mandatorily redeemable preferred securities dividend requirements	6.3	12.6	12.6	12.6	12.6	12.6
Amortization of debt discount, premium and expense—net	2.3	2.6	2.2	2.3	2.5	5.3
Portion of lease payments representing an interest factor	0.8	1.9	3.1	6.8	43.0	44.1

Total Fixed Charges	$47.0	$71.9	$78.7	$96.0	$139.8	$139.1

EARNINGS:
Income from continuing operations	$57.1	$75.4	$53.4	$92.6	$151.0	$148.5
Income taxes	38.3	49.3	31.4	41.6	76.1	74.9
Fixed charges as above	47.0	71.9	78.7	96.0	139.8	139.1

Total Earnings	$142.4	$196.6	$163.5	$230.2	$366.9	$362.5

RATIO OF EARNINGS TO FIXED CHARGES	3.03	2.73	2.08	2.40	2.62	2.61